FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEIFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
         Hugen, Richard L.
         425 Corporate Circle
         Golden, CO  80401

2.       Date of Event Requiring Statement (Month/Day/Year)

     April 26, 2001

3.       IRS or Social Security Number of Reporting Person (Voluntary)

     N/A

4.       Issuer Name and Ticker or Trading Symbol
     UQM Technologies, Inc.  (UQM)

5.       Relationship of Reporting Person to Issuer
     Officer - Vice President Marketing and Sales
6.       If Amendment, Date of Original (Month/Day/Year)

     N/A

7.   Individual or Joint/Group Filing (Check applicable line)

     Form filed by One Reporting Person

TABLE I-Non-Derivative Securities Beneficially Owned
1.   Title of Security (Instr. 4)

     Line 1 - Common Stock

2.   Amount of Securities Beneficially Owned (Inst. 4)

     Line 1 - 378 Shares

3.  Ownership Form:  Direct (D) or Indirect (I)    (Instr. 5)

     Line 1 - Direct



6.       Nature of Indirect Beneficial Ownership (Instr. 5)

     N/A



TABLE II-Derivative Securities Beneficially Owned (e.g., Puts, Calls,
                  Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 4)

     Line 1 - Call Option                            Line 4 - Call Option
     Line 2 - Call Option                            Line 5 - Call Option
     Line 3 - Call Option                            Line 6 - Call Option
     Line 7 - Call Option

2.       Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date Exercisable: April 26, 2001     Expiration Date:  April 25, 2010
Line 2 - Date Exercisable: April 26, 2002     Expiration Date:  April 25, 2010
Line 3 - Date Exercisable: April 26, 2003     Expiration Date:  April 25, 2010
Line 4 - Date Exercisable: February 1, 2002   Expiration Date:  January 31, 2011
Line 5 - Date Exercisable: February 1, 2003   Expiration Date:  January 31, 2011
Line 6 - Date Exercisable: February 1, 2004   Expiration Date:  January 31, 2011
Line 7 - Date Exercisable: June 30, 2001      Expiration Date:  June 30, 2001

3.       Title and Amount of Securities Underlying Derivative Security
         (Instr. 4)

Line 1 - Title:  Common Stock       Amount or Number of Shares:  6,666 shares
Line 2 - Title:  Common Stock       Amount or Number of Shares:  6,667 shares
Line 3 - Title:  Common Stock       Amount or Number of Shares:  6,667 shares
Line 4 - Title:  Common Stock       Amount or Number of Shares:  5,000 shares
Line 5 - Title:  Common Stock       Amount or Number of Shares:  5,000 shares
Line 6 - Title:  Common Stock       Amount or Number of Shares:  5,000 shares
Line 7 - Title:  Common Stock       Amount on Number of Shares:  497 shares

4.       Conversion or Exercise Price of Derivative Security

     Line 1 - $7.63 per share Line 2 - $7.63 per share Line 3 - $7.63 per share Line 4 - $7.13 per share Line 5 - $7.13 per share Line 6 - $7.13 per share Line 7 - $5.53 per share

5.       Ownership Form of Derivative Security Direct (D) or Indirect (I)
         (Instr. 5)

     Line 1 - Direct Line 2 - Direct Line 3 - Direct Line 4 - Direct Line 5 - Direct Line 6 - Direct Line 7 - Direct


6.   Nature of Indirect Beneficial Ownership  (Instr. 5)

     N/A

Explanation of Responses:  N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/ Richard L. Hugen                                 May 4, 2001
**Signature of Reporting Person                                  Date: